Room 4561

September 8 2006

Montgomery L. Bannerman
Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339

Re: **Verso Technologies, Inc.**
        Preliminary Proxy Statement on Schedule 14A filed July 26, 2006
        File No. 0-22190

Dear Mr. Bannerman:

        We have reviewed your supplemental response letter dated August 17, 2006 and
have the following comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 2, page 22
Purpose of Amendment, page 22

1.   We note from your response to prior comment 2 of our letter dated August 9,
        2006, that Proposal No. 2 does not seek stockholder vote on the modification of
        the Series C Preferred Stock or the authorization of the issuance of securities in
        exchange for outstanding securities of Verso Technologies and, therefore, does
        not require Item 12 disclosure. However, the action you are asking stockholders
        to take does have the effect of modifying or authorizing the issuance of an
        exchange of the outstanding Series C preferred stock for common stock. Because
        a vote to increase the amount of authorized common stock will have the effect of
        causing the immediate issuance of common stock for the outstanding preferred,
        and because stockholders will not have a separate opportunity to vote on that
        issuance, Note A of Schedule 14A requires that you furnish the information that
        would be required if stockholders were voting on such issuance. Therefore, it
        appears that you are required to provide disclosure pursuant to Item 12. Please
        revise.

2.   We further note from your response to prior comment 2 of our letter dated August
        9, 2006, that you do not believe the information required by Item 13(a) of
        Schedule 14A is material for the exercise of prudent judgment with respect to
        Proposal No. 2 because no additional financial benefits or other consideration will

be received by Verso Technologies upon conversion of the Series C Preferred Stock. However, you have provided no basis for this conclusion. It does appear that the conversion will have an impact on the shareholders' equity section of your balance sheet. Moreover, you provide no analysis of the potential impact on your income statement or other financial results. Provide us with a materially complete description of the impact of this potential immediate conversion to your financial statements and an analysis of the importance of providing such disclosure to stockholders in the proxy statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (678) 589-3780</u>
        Juliet Reising
        Executive Vice President, Chief Financial
        Officer, Treasurer and Secretary
        Verso Technologies, Inc.
        Phone: (678) 589-3500